Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

May 5, 2011

Item 3	News Release

The news release was disseminated on May 5, 2011 by Stockwatch, Market News and Marketwire.

Item 4	Summary of Material Change

The Company announced heap leach preliminary economic assessment at its OJVG Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:	604.331.8772
Facsimile:	604.331.8773

Item 9	Date of Report

May 5, 2011

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773
Web Site: www.oromin.com E-mail: info@oromin.com

May 5, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF

POSITIVE OUTCOME OF HEAP LEACH
PRELIMINARY ECONOMIC ASSESSMENT

  Heap Leach PEA Highlights

  Production from five open pit deposits via a heap leach process

  Measured and indicated mineral resources for the four heap leach deposits increased by 55% from September of last year to a total of 475,500 ounces; fifth deposit update pending

  Life of heap leach operation estimated at nine years at a targeted processing rate of 2.0 million tonnes per annum with an average head grade of 0.69 g/t and an average 74% blended oxide/fresh ore recovery

  First three full years of heap leach operations average 36,000 ounces of gold production annually at an average cash cost of $566/oz

  Using a gold price of $1,200 per ounce, pre-tax NPV for the heap leach operation is estimated at $60 million (at a 3% discount rate) generating an IRR of 27.8% and 2.4 year pay back

  Using a current gold price of $1,500/oz, pre-tax NPV for the heap leach operation is estimated at $111 million (at a 3% discount rate) generating an IRR of 43.7% and 1.6 year pay back

  Opportunities For Further Resource Expansion

  All five deposits feeding the heap leach operation remain open to expansion

  New discoveries including Kinemba and Koutouniokolla add to resource potential

  Additional heap leach tonnage potential also exists at the Golouma Style Deposits from material previously designated as waste in the 2010 Feasibility Study reserve pits.

Oromin Explorations Ltd., (“Oromin”), on behalf of Oromin Joint Venture Group Ltd., (“OJVG”) is pleased to announce the results of the Preliminary Economic Assessment (“PEA”) of the heap leach potential at the OJVG Gold Project in eastern Sénégal, West Africa. The PEA was completed by Ausenco Solutions Canada Inc. (“Ausenco”) and SRK Consulting (Canada) Inc. (“SRK”). In support of the PEA, DRA Americas Inc. (“DRA”) conducted mineral resource updates for the Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto Deposits. The PEA of the heap leach operation incorporated production from these four Masato Style plus an additional 5.16 M tonnes grading 0.50 g/t Au (83,000 ounces) of lower grade mineralization previously classified as waste in the 2010 feasibility study pit at Masato and not entirely included in the July 2010 mineral resource total.

Chet Idziszek, Oromin’s President and CEO, stated, “We are pleased with the positive results of this study which highlight the opportunities for heap leaching material which otherwise would not feed our CIL mill production scenario. This positive PEA also provides significant flexibility to the ultimate OJVG development with the potential to undertake the heap leach in advance of, or concurrent with, the proposed CIL mill development. We further expect these economics to improve as we continue to define additional resources amenable to this processing method.”

Heap Leach PEA Results

Ausenco and SRK were contracted by OJVG to produce a PEA for a proposed heap leach operation to treat lower grade material that was not included in the 2010 Feasibility Study on the OJVG Gold Project. Five Masato Style Deposits (Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto and the low grade portion of the proposed Masato open pit) were assessed as potential sources of material that would be treated by heap leach methods.

PEA estimates total contained gold ounces prior to applying processing recovery for all heap leach deposits is 320,000 ounces, 236,500 of these ounces are derived from the updated measured, indicated and inferred resource estimates at Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto, plus an additional 83,000 ounces of gold from material previously classified as waste at Masato.

The reader is cautioned that the PEA includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Open Pit Mining

Mining of the five deposits will take place using open pit methods followed by heap leach processing of the mineralized material. The heap leach stacking rate is planned at 2.0 million tonnes per annum. The PEA mine production plan includes measured, indicated and inferred resources; however these cannot be classified as “Reserves” at this stage.

The open-pit pit shells were defined by applying economic factors for gold price ($1,000/ounce), mining dilution, heap leach recovery, operating costs, refining/transport costs and royalties. The block models for each of the deposits were evaluated with the Gemcom Whittle - Strategic Mine Planning™ (“Whittle”) software to determine optimal mining shells.

The five deposits are expected to produce a total of 14.3 million tonnes (Mt) of heap leach material at an average grade of 0.69 g/t and 24.3 Mt of waste rock over a nine year mine operating period. The mine schedule focuses on achieving the required heap leach feed production rate, mining of higher grade material early in the schedule, while balancing stripping ratios. The average life of mine stripping ratio (waste to ore) is 1.7:1.

Total heap leach feed for the nine years is expected to be approximately 320,000 ounces of gold of which 237,000 oz are expected to be recoverable at a 74% average blended recovery for oxide (82.5%) and fresh material(60.9%). These recovered ounces were not included in the 2010 Feasibility Study mine plan and are additive to the overall ounces projected to be recovered from the project.

Metallurgy

Heap leach test work was completed on three Masato composites, four Niakafiri Southeast composites, and one Niakafiri Southwest composite. Test work consisted of bottle rolls on both a fine grind and a coarse ore sample as well as column leach tests.

Key sample selection criteria were:

  selection of the major ore types based on the total amount of gold contained within each ore type;

  selection of drill holes that provide a good spatial representation of the orebody;

  selection of major oxide and/or fresh ore type for Masato, Niakafiri Southeast (NSE) and Niakafiri Southwest (NSW) specifically for heap leach test work.

The average overall gold recovery from the bottle roll and column leach test work to date is 74% based on 82.5% for the oxide material and 60.9% for the fresh rock material. These recoveries were used in the Whittle model work to define the mining pit shells.

Capital and Operating Costs

The capital and operating costs for the heap leach operation in the PEA are assumed to be incremental to the costs for the CIL project presented in the 2010 Feasibility Study. For example, general site facilities and administration services will be provided by the CIL project and hence only specific costs for bringing on the heap leach operation are considered. Pre-production development capital for project facilities relating to the heap leach project is estimated to be approximately $49.6 million to an estimated accuracy of +/-35% (Q2 2011). This estimate includes the construction of the heap leach pad and associated dams, process plant and associated services and reagent facilities, local power supply, site construction costs, and an overall project contingency of 25%.

The estimated operating costs for the heap leach project are set out in the table below. It is assumed that pre-stripping and production mining will be done by a mining contractor for the heap leach pits.

	Unit	Life of Mine Cost
Mining (ore and waste)	$US	$62.7M
Processing and G&A	$US	$75.9M
Total	$US	$138.6M
	$US/t processed	$9.69

Economic Analyses

Simplified cash flow analyses were compiled based on varying gold price assumptions. For each case the gold price was held constant through the project life. Common assumptions to all cases include:

  100% equity financing.

  The financial analysis begins in 2011 and commercial plant production begins 2013.

  An 8 year tax exemption period commencing 26th January 2010 ending 26th January 2018.

  25% corporate income tax following the 8 year tax free period.

  Unit of production depletion was calculated on capital expenses not included in depreciation categories. Depletion items included expense categories such as owner’s costs and indirect costs.

  A 15% straight-line depreciation rate was applied to all other capital expenses, including process plant, on and off site infrastructure, and sustaining capital.

  Depletion and depreciation were accumulated and carried forward until profitability was achieved.

  15% import duty following the 8 year tax free period.

  10% government net revenue share after the payback of all capital.

The cash flow analyses under these gold price assumptions use the same production schedule that was compiled using the $1,000/oz pit optimisations. The technical and financial analyses are summarized in the following table:

Parameter	Unit	Result
Ore mined	Mt	14.3
Average grade	g/t Au	0.69
Average process recovery	%	74.3
Gold produced	oz.	237,000
Unit operating cost (per tonne processed)	$/t	$9.69
Unit operating cost per oz	$/oz	$584
Off site cost	$/oz	$7.00
Pre-production capital cost	$M	$48.0
Total capital cost (life of mine)	$M	$49.7

Gold Price	$/oz	$1,200	$1,500
Royalty @ 3% of NSR	$/oz	$35.79	$44.79
Pre-tax Results:
NPV0%	$M	$77	$139
NPV3%	$M	$60	$111

IRR	%	27.8	43.7
Post-tax Results:
NPV0%	$M	$74	$131
NPV3%	$M	$57	$105

IRR	%	27.3	43.2
Payback period	Years	2.4	1.6

The results of the economic analysis indicate that the heap leach project adds positive value to the OJVG Gold Project in both cases. The heap leach operation break-even gold price is $850/oz using a 3% discount rate.

DRA Mineral Resource Estimate Update

DRA carried out a mineral resource update to four mineral resource estimates it had completed at the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, and Kobokoto Deposits in 2010 (See July 15, 2010 and September 22, 2010 News Releases). Since the September resource update by DRA, OJVG has increased the total measured and indicated ounces for these four deposits by 55%. Updated mineral resource updates are pending for Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato. The table below summarizes the current mineral resource estimates for the heap leach deposits only.

MASATO STYLE- HEAP LEACH DEPOSITS	MEASURED &INDICATED RESOURCES			INFERRED RESOURCE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained Au
BY ZONE	Kt	g/t Au	oz	Kt	g/t Au	oz
Niakafiri Southeast	13,190	0.59	252,540	1,998	0.47	30,310
Niakafiri Southwest	0	0.00	0	5,025	0.56	89,740
Maki Medina	4,870	0.95	149,480	0	0.00	0
Kobokoto	2,546	0.90	73,480	23	0.54	400
TOTAL	20,606	0.71	475,500	7,046	0.53	120,450

The DRA resource estimates were based on mineralized zone models prepared by OJVG geologists and reviewed by SRK. Mineralization was defined using an approximate 0.20 g/t Au cut off grade to create grade shell solids for each mineralized zone. The final measured, indicated and inferred resource tonnage, gold grade and gold content was reported at this cut off grade. Variogram models were created for all of the grade shell solids and appropriately capped for the purposes of this estimation. All samples were composited to 1 metre lengths and ordinary Kriging was the method of interpolation. The reader is cautioned that the reported results from the DRA resource estimations were not constrained by an optimized pit shell and use a cut off grade of 0.20 g/t Au for the purpose of reporting mineral resources that have “reasonable prospects” for economic extraction and treatment by heap leaching.

In the opinion of DRA, the block model resource estimates reported here are reasonable representations of the gold mineral resources found in these deposits, given the current level of sampling. Mineral resources for these deposits are reported in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43-101, and have been estimated in conformity with generally accepted CIM “Estimation and Mineral Resource and Mineral Reserve Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The resource estimate was prepared by Dexter Ferreira, P. Nat. Sci., an independent Qualified Person (“QP”) as defined by National Instrument 43-101.

Outlook and Opportunities

OJVG is continuing exploration drilling at the Maki Medina, Kobokoto and Niakafiri Southeast and Southwest deposits in order to expand the existing deposit dimensions both laterally and vertically and to convert inferred resources to higher classifications. Exploration will also continue on newer discoveries– Koutouniokolla, Kinemba, Saboraya and Kourouloulou South to increase overall resources potentially available for production.

Other opportunities that will be investigated include additional metallurgical test work to optimise gold recovery, crushing size, and reagent consumption as well as geotechnical work and mine design to optimise pit slopes and waste movement. OJVG expects to also refine the heap leach project capital and operating cost accuracy through improved project definition at the feasibility stage.

Qualified Persons

The PEA was prepared by leading independent industry consultants, all QPs under National Instrument 43-101, with the collaboration of the Oromin technical staff. The QPs have reviewed and approved the content of this news release. The following consultants participated in the study:

  Ausenco under the direction of David Brimage, AusIMM (metallurgy, mineral processing and infrastructure).

  SRK, under the direction of Dr. Wayne Barnett, P. Nat. Sci., (mineral resource estimation, QA/QC, geology), Ryan Campbell, P.Eng. (geotechnical engineering), Jim Robertson, P.Eng. and Dino Pilotto P.Eng. (open pit mine engineering).

A NI 43-101 compliant Technical Report describing the resource updates and PEA findings will be filed on the Company’s website and on SEDAR within 45 days. Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has reviewed and verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statements
This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release contains forward-looking statements regarding the results and projections contained in the preliminary economic assessment of the viability of heap leach processing , including resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the preliminary economic assessment uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the preliminary economic assessment were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the preliminary economic assessment will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the preliminary economic assessment materialize, or should the assumptions underlying the preliminary economic assessment prove incorrect, actual results of the preliminary economic assessment may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
The mineral resource estimates reported in this press release were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in the classification of mineralization. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.